

January 13, 2011

Mr. Amit Meridor
Chief Executive Officer
Tefron Ltd.
28 Chida St.
Bnei-Brak 51371, Israel

> **Re: Tefron Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Filed July 13, 2010**
> **Response Letter submitted December 23, 2010**
> **File No. 001-14680**

Dear Mr. Meridor:

We have reviewed your filing and response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Report of Independent Registered Public Accounting Firm, page F-2

1.   We note in your response to comment nine of our letter dated November 8, 2010 that the information contained in the indicated Forms 6-K was the result of correspondence between the Company and the Israeli Securities Authority regarding the interpretation of certain Israeli auditing standard and regulations with respect to the manner of how to disclose uncertainties which were in place at the time of issuance (March 2010) and which did not exist at the time the Form 20-F was submitted. Please further explain to us how those disclosed uncertainties did not exist at the time the Form 20-F was filed on July 13, 2010. We further note that your auditor continues to include an emphasis paragraph for uncertainties in the review reports as of June 30, 2010 (Form 6-K furnished August 24, 2010) and September 30, 2010 (Form 6-K furnished December 8, 2010) financial statements.

2.   We note in your response to comment nine of our letter dated November 8, 2010 that based on your auditors' firm policy, your independent auditors concluded that an explanatory paragraph is not required to be included in their audit report issued on July 13, 2010 in accordance with PCAOB standards. Please further explain to us their basis for the conclusion that a separate emphasis paragraph for uncertainties was not necessary in the audit report, pursuant to AU Section 508.19.

3.   To the extent that your auditors continue to believe a separate emphasis paragraph for your material uncertainties is not necessary in the audit report on your December 31, 2009 financial statements filed with your Form 20-F, please explain to us the differences between the Israeli securities regulations and Israeli Auditing Standards, and the US securities regulations and PCAOB standards that resulted in an emphasis paragraph only being included in the audit report filed with the Israeli Securities Authority.

4.   In your response to prior comment number nine, you indicate that you submitted financial statements for the year ended December 31, 2009 to the Israeli Securities Authority in March, 2010. We also note that on July 13, 2010 you filed a Form 20-F that contained financial statements for the year ended December 31, 2009. You further state that Note 1 to the financial statements contained in the Form 20-F reflected "all uncertainties and other material information which was in place at the time of issuance of the Company's financial statements." Please tell us what date the financial statements submitted to the Israeli Securities Authority in March, 2010 were authorized for issue.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact John Archfield at (202) 551-3315 or Nasreen Mohammed at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services